UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42438

COINCHECK GROUP N.V.
(Translation of registrant’s name into English)

Nieuwezijds Voorburgwal 162
1012 SJ Amsterdam
The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒     Form 40-F ☐

Coincheck Group N.V. (“Coincheck Group”) is providing the following update:

    On September 17, 2026, Coincheck Group N.V. (the “Company”) issued a press release announcing the resignation of Takashi Oyagi as an Executive Director of the Board of Directors (the “Board”) and Executive Chairperson of the Company, effective as of September 17, 2026. Mr. Oyagi will therefore not stand for re-election at the annual general meeting to be held on September 25, 2026, and agenda item 4.a will not be put to a shareholder vote. Mr. Oyagi’s decision to resign is not the result of any disagreement (i) with the Company, the Company’s management, or any other member of the Board, or (ii) on any matter relating to the Company’s operations, policies, or practices.
    In connection with Mr. Oyagi’s resignation, the Board has appointed Satoshi Hasuo, the Company’s Chief Stakeholder Officer, as temporary replacement Executive Director, and Pascal St-Jean, the Company’s Chief Executive Officer and President, will assume the role of Executive Chairperson.
Coincheck Group uses its website (https://www.coincheckgroup.com/) to distribute company information and makes available free of charge a variety of information for investors, including its filings with the Securities and Exchange Commission (“SEC”), as soon as reasonably practicable after electronically filing that material with, or furnishing it to, the SEC. The information that Coincheck Group posts on its website may be deemed material.

Accordingly, investors should monitor Coincheck Group’s website, in addition to following its press releases, filings with the SEC, and public conference calls and webcasts. In addition, investors may opt in to automatically receive email alerts and other information about Coincheck Group when enrolling their email address by visiting the “Email Alerts” section of the Coincheck Group website. Coincheck Group does not incorporate the information contained on, or accessible through, Coincheck Group’s website, Coincheck’s website or related social media channels into this Report on Form 6-K.
The information (other than Exhibit 99.1) in this report is incorporated by reference into Coincheck Group’s Registration Statements on Form S-8 (File No. 333-286190) and Form F-3 (File Nos. 333-292562 and 333-297896) and shall be a part thereof from the date on which such information is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. A copy of the Company’s press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Exhibit Index

Exhibit No.	Description
99.1	Press Release issued by Coincheck Group N.V., dated September 17, 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COINCHECK GROUP N.V.

Date: September 17, 2026	By:	/s/ Pascal St. Jean
		Name:	Pascal St. Jean
		Title:	Chief Executive Officer

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